UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ADESTO TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00687D101

(CUSIP Number)

180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, New Jersey 07042
Attention: Daniel B. Wolfe
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,539,983 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,539,983 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,983 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based upon 21,138,980 shares of common stock outstanding as of October 26, 2017 as reported on the Issuer's quarterly report filed on Form 10-Q on November 13, 2017.

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,539,983 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,539,983 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,983 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.3% from 180 Degree Capital Corp. (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As described in Item 2, Mr. Rendino is deemed to have shared voting and dispositive power over the shares of the Company held by 180 Degree Capital Corp. ("180") as a result of his position as Chief Executive Officer and Portfolio Manager of 180. Reference is made to Item 2 to this Schedule 13D. Mr. Rendino disclaims beneficial ownership of these shares held by 180.

(2)	Based upon 21,138,980 shares of common stock outstanding as of October 26, 2017 as reported on the Issuer's quarterly report filed on Form 10-Q on November 13, 2017.

CUSIP No. 00687D101

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,539,983 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,539,983 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,983 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.3% from 180 Degree Capital Corp. (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As described in Item 2, Mr. Wolfe is deemed to have shared voting and dispositive power over the shares of the Company held by 180 Degree Capital Corp. ("180") as a result of his position as President and Portfolio Manager of 180. Reference is made to Item 2 to this Schedule 13D. Mr. Wolfe disclaims beneficial ownership of these shares held by 180.

(2)	Based upon 21,138,980 shares of common stock outstanding as of October 26, 2017 as reported on the Issuer's quarterly report filed on Form 10-Q on November 13, 2017.

CUSIP No. 00687D101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned on November 2, 2015, and amended on January 9, 2017 and on June 15, 2017.  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,539,983 shares owned by 180 Degree Capital Corp. ("180") is approximately $10 million. Such shares were acquired in multiple private placement financings and in the initial public offering of Adesto Technologies Corporation (the "Issuer").

Item 5. Interest in Securities of the Issuer
Item 5(a)-(c) is hereby amended and restated in its entirety as set forth below:

(a)-(b) The aggregate percentage of Common Stock reported owned by each person named herein is based upon Based upon 21,138,980 shares of common stock outstanding as of October 26, 2017, as reported on the Issuer's quarterly report filed on Form 10-Q on November 13, 2017. As of November 17, 2017, 180 beneficially owned 1,539,983 shares of Common Stock, constituting approximately 7.3% of the shares outstanding of the Issuer. Mr. Rendino and Mr. Wolfe may be deemed to have shared voting and dispositive power over the Common Stock owned by 180 as a result of Mr. Rendino's position as Chief Executive Officer and Portfolio Manager of 180 and Mr. Wolfe's position as President and Portfolio Manager of 180. Mr. Wolfe and Mr. Rendino disclaim beneficial ownership of the shares owned by 180.

(c) Schedule A annexed hereto lists all the transactions in the Common Stock that were effected during the sixty days prior to the event that triggered this filing. All of such transactions related to the Common Stock were effected in the open market.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2017

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

/s/ Daniel B. Wolfe
Daniel B. Wolfe

/s/ Kevin M. Rendino
Kevin M. Rendino

Schedule A

Transactions in the Common Stock of the Issuer During the Past Sixty Days

Class of Security	Shares Sold	Price Per Share	Date of Sale
Common Stock	5,000	$7.5858	9/12/2017
Common Stock	73,011	$8.4539	11/9/2017
Common Stock	50,000	$8.4854	11/10/2017